South Street Securities LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	8,959,392
Financial instruments owned, at fair value (cost $344,506,566)		349,701,000
Securities purchased under agreements to resell		
(includes $4,494,696,636 at fair value)		39,380,460,957
Deposits with brokers, dealers and clearing organization		20,935,197
Other trading assets		7,024,954
Accrued interest receivable		1,435,156
Other assets		1,887,922
Right of use asset		8,877,089
Total assets		$ 39,779,281,667

Liabilities and Member's Equity

Liabilities	
Securities sold under agreements to repurchase	
(includes $355,728,597 at fair value)	$ 39,530,616,030
Payable to clearing organization	16,821,951
Other trading liabilities	10,012,037
Accrued expenses	7,026,399
Lease liability	9,354,057
Total liabilities	39,573,830,474
Commitments and contingencies (refer to Note 6)	
Member's equity	205,451,193
Total liabilities and member's equity	$ 39,779,281,667

The accompanying notes are an integral part of this financial statement.